SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K
(Mark One)

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 1995

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

        For the transition period from _______________ to _______________

                         Commission file number 33-61000

                 THE INTEGON EMPLOYEES' RETIREMENT SAVINGS PLAN
                 ----------------------------------------------
                            (Full title of the plan)

                               INTEGON CORPORATION
                 ----------------------------------------------
        (Name of the issuer of the securities held pursuant to the plan)

                              500 West Fifth Street
                       Winston-Salem, North Carolina 27152
                 ----------------------------------------------
                     (Address of principal executive office)


                         This filing contains 14 pages.

THE INTEGON EMPLOYEES' RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
- --------------------------------------------------------------------------------


                                                                           PAGE

INDEPENDENT AUDITORS' REPORT                                                 2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits
   December 31, 1995 and 1994                                                3

Statements of Changes in Net Assets Available for Benefits
   for the Years Ended December 31, 1995 and 1994                          4-5

Notes to Financial Statements                                             6-10


SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1995
   AND FOR THE YEAR THEN ENDED:

Item 27a - Schedule of Assets Held for Investment
   Purposes - December 31, 1995                                             11

Item 27d - Schedule of Reportable Transactions
   for the Year Ended December 31, 1995                                     12


Supplemental schedules other than those listed above are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 or because the required information is included in the financial statements or in the notes thereto.

INDEPENDENT AUDITORS' REPORT


To the Plan Administrator and Participants of
The Integon Employees' Retirement Savings Plan
Winston-Salem, North Carolina

We have audited the accompanying statements of net assets available for benefits of The Integon Employees' Retirement Savings Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/  Deloitte & Touche LLP
- --------------------------
     Deloitte & Touche LLP

     May 31, 1996


THE INTEGON EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995 AND 1994
- ---------------------------------------------------------------------------

ASSETS:                                                  1995          1994
                                                  -----------   -----------

Investments - At fair value:
   First Union National Bank of North Carolina:
      Enhanced Stock Fund II                      $ 8,642,289   $ 4,913,642
      Stable Investment Fund II                     5,582,805     4,598,164
      Evergreen Money Market Fund                   1,838,246     1,428,012
   Integon Stock Fund                                 705,724       212,755
   Loan Fund                                          439,292       257,250
                                                  -----------   -----------
           Total Investments                       17,208,356    11,409,823
                                                  -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS                 $17,208,356   $11,409,823
                                                  ===========   ===========

See notes to financial statements.

THE INTEGON EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH SUPPLEMENTAL
FUND INFORMATION, FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994
- ------------------------------------------------------------------------------------------------------------------------------------

                                                                                1995
- ------------------------------------------------------------------------------------------------------------------------------------

                                        Enhanced         Stable        Evergreen        Integon
                                          Stock        Investment     Money Market       Stock            Loan
                                         Fund II         Fund II          Fund           Fund             Fund
                                     (Supplemental)  (Supplemental)  (Supplemental)  (Supplemental)   (Supplemental)        Total
                                     --------------  --------------  --------------  --------------   --------------     -----------
ADDITIONS:
Contributions:
   Participant                       $  1,151,486     $   768,428      $   276,649     $173,903                          $ 2,370,466
                                     ------------     -----------      -----------     --------                          -----------
   Sponsor:
      Matching                            488,049         344,249          129,541       76,398                            1,038,237
      Profit-sharing                      461,684         413,407          197,455       73,834                            1,146,380
                                     ------------     -----------      -----------     --------                          -----------
      Total sponsor                       949,733         757,656          326,996      150,232                            2,184,617
                                     ------------     -----------      -----------     --------                          -----------

   Rollover                               101,803         119,242           22,691        6,245                              249,981
                                     ------------     -----------      -----------     --------                          -----------
Total contributions                     2,203,022       1,645,326          626,336      330,380                            4,805,064
                                     ------------     -----------      -----------     --------                          -----------

Net investment income:
   Loan interest                           14,481          10,880            3,201          470          $     (58)           28,974
   Net appreciation
      in fair value of investments      2,077,532         335,246          112,732      205,049                            2,730,559
                                     ------------     -----------      -----------     --------          ---------       -----------
Total net investment income (loss)      2,092,013         346,126          115,933      205,519                (58)        2,759,533
                                     ------------     -----------      -----------     --------          ---------       -----------

TOTAL ADDITIONS                         4,295,035       1,991,452          742,269      535,899                (58)        7,564,597
                                     ------------     -----------      -----------     --------          ---------       -----------

DEDUCTIONS:
   Withdrawals                            496,482         642,952          316,298      101,188             44,660         1,601,580
   Loans to participants                  216,773         146,997           39,856        5,724           (409,350)
   Loan principal repayments              (82,089)        (69,378)         (18,937)     (12,186)           182,590
   Net forfeitures disbursed               12,112          72,657            8,908        1,932                               95,609
   Asset management fees                    3,527          33,938           25,492        2,216                               65,173
   Administrative expenses                  1,452           1,463              669          118                                3,702
                                     ------------     -----------      -----------     --------          ---------       -----------

TOTAL DEDUCTIONS                          648,257         828,629          372,286       98,992           (182,100)        1,766,064
                                     ------------     -----------      -----------     --------          ---------       -----------

INCREASE IN NET ASSETS
   AVAILABLE FOR BENEFITS
   BEFORE TRANSFER                      3,646,778       1,162,823          369,983      436,907            182,042         5,798,533

NET TRANSFER (TO) FROM
   OTHER FUNDS                             81,869        (178,182)          40,251       56,062
                                     ------------     -----------      -----------     --------          ---------       -----------

INCREASE IN NET ASSETS
   AVAILABLE FOR BENEFITS               3,728,647         984,641          410,234      492,969            182,042         5,798,533

NET ASSETS AVAILABLE FOR
   BENEFITS, BEGINNING OF
   YEAR                                 4,913,642       4,598,164        1,428,012      212,755            257,250        11,409,823
                                     ------------     -----------      -----------     --------          ---------       -----------

NET ASSETS AVAILABLE FOR
   BENEFITS, END OF YEAR             $  8,642,289     $ 5,582,805      $ 1,838,246     $705,724          $ 439,292       $17,208,356
                                     ============     ===========      ===========     ========          =========       ===========

See notes to financial statements.

THE INTEGON EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH SUPPLEMENTAL FUND INFORMATION
FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994 (CONTINUED)
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                1994
- ------------------------------------------------------------------------------------------------------------------------------------
                                        Enhanced         Stable        First Union       Integon
                                          Stock        Investment     Money Market        Stock           Loan
                                         Fund II         Fund II         Fund II          Fund            Fund
                                     (Supplemental)  (Supplemental)  (Supplemental)  (Supplemental)  (Supplemental)         Total
                                     --------------  --------------  --------------  --------------  --------------     -----------
ADDITIONS:
Contributions:
   Participant                       $  1,058,578     $   767,815      $   229,911     $103,172                         $ 2,159,476
                                     ------------     -----------      -----------     --------                         -----------
   Sponsor:
      Matching                            448,681         337,368          105,868       44,851                             936,768
      Profit-sharing                      366,143         337,916           97,776       33,092                             834,927
                                     ------------     -----------      -----------     --------                         -----------
      Total sponsor                       814,824         675,284          203,644       77,943                           1,771,695
                                     ------------     -----------      -----------     --------                         -----------

   Rollover                                13,071           6,511           16,917        1,283                              37,782
                                     ------------     -----------      -----------     --------                         -----------
Total contributions                     1,886,473       1,449,610          450,472      182,398                           3,968,953
                                     ------------     -----------      -----------     --------                         -----------

Net investment income:
   Loan interest                            8,291           5,834            1,682          485         $      96            16,388
   Net appreciation (depreciation)
      in fair value of investments        142,486         238,803           50,946      (57,747)                            374,488
                                     ------------     -----------      -----------     --------         ---------       -----------
Total net investment income (loss)        150,777         244,637           52,628      (57,262)               96           390,876
                                     ------------     -----------      -----------     --------         ---------       -----------

TOTAL ADDITIONS                         2,037,250       1,694,247          503,100      125,136                96         4,359,829
                                     ------------     -----------      -----------     --------         ---------       -----------

DEDUCTIONS:
   Withdrawals                            241,179         289,012           78,708       11,579            22,880           643,358
   Loans to participants                  166,689          87,350           27,379       11,114          (292,532)
   Loan principal repayments              (56,068)        (36,452)         (12,788)      (2,121)          107,429
   Net forfeitures disbursed
      (received)                            9,257         (10,947)           1,344          346
   Asset management fees                   24,637          21,990            3,958          866                              51,451
   Administrative expenses                  1,193           1,109              481           53                               2,836
                                     ------------     -----------      -----------     --------         ---------       -----------

TOTAL DEDUCTIONS                          386,887         352,062           99,082       21,837          (162,223)          697,645
                                     ------------     -----------      -----------     --------         ---------       -----------

INCREASE IN NET ASSETS
   AVAILABLE FOR BENEFITS
   BEFORE TRANSFER                      1,650,363       1,342,185          404,018      103,299           162,319         3,662,184

NET TRANSFER TO OTHER PLAN             (1,156,885)       (820,463)        (205,548)     (26,564)          (86,196)       (2,295,656)

NET TRANSFER (TO) FROM
   OTHER FUNDS                           (126,414)        (23,857)         155,353       (5,082)
                                     ------------     -----------      -----------     --------         ---------       -----------

INCREASE IN NET ASSETS
   AVAILABLE FOR BENEFITS                 367,064         497,865          353,823       71,653            76,123         1,366,528

NET ASSETS AVAILABLE FOR
   BENEFITS, BEGINNING OF
   YEAR                                 4,546,578       4,100,299        1,074,189      141,102           181,127        10,043,295
                                     ------------     -----------      -----------     --------         ---------       -----------

NET ASSETS AVAILABLE FOR
   BENEFITS, END OF YEAR             $  4,913,642     $ 4,598,164      $ 1,428,012     $212,755         $ 257,250       $11,409,823
                                     ============     ===========      ===========     ========         =========       ===========

See notes to financial statements.

THE INTEGON EMPLOYEES' RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994
- --------------------------------------------------------------------------------


1.    INFORMATION REGARDING THE PLAN

      The following brief description of The Integon Employees' Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

      General - The Plan is a defined contribution plan designed to comply with the provisions of the Internal Revenue Code (the "Code") to qualify for exemption from taxation. The Plan was established effective April 1, 1991 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan covers all employees of Integon Corporation (the "Sponsor"). Previously, the Plan also covered all employees of Integon Services Company, Bankers and Shippers Insurance Company, Integon Life Insurance Corporation, and Marketing One, Inc. and affiliates.

      On May 19,1994, the Boards of Directors of Marketing One, Inc., Marketing One Investment of New Mexico, Inc., Marketing One Services Corporation, Marketing One Securities, Inc. and Tax Savers Agency, Inc. (collectively, "Marketing One") resolved to cease participation in the Plan effective June 30, 1994. The accounts of all participants who were employees of these participating employers were transferred to a new qualified plan.

      Effective October 18, 1994, the Board of Directors of Integon Services Company ("Integon Services") authorized Bankers and Shippers Insurance Company ("Bankers and Shippers"), an acquired subsidiary of Integon Corporation, to become a participating employer in the Plan. On January 1, 1995, employees of Bankers and Shippers became employees of Integon Corporation, at which time Bankers and Shippers ceased as a participating employer in the Plan.

      Effective July 31, 1995, Integon Life Insurance Corporation ("Integon Life") terminated participation as a participating employer in the Plan. All employees of Integon Life who were participants in the Plan became 100% vested and nonforfeitable in their accounts in the Plan.

      Effective January 1, 1995, Integon Services Company employees became employees of Integon Corporation, and Integon Services Company ceased as a participating employer in the Plan.

      Employees who have one year of service with the Sponsor, as defined by the Plan, and who have attained the age of twenty-one are eligible to participate in the Plan. Eligible employees may enroll in the Plan on January 1, April 1, July 1, and October 1 of each year.

      Transfer of Funds - With the termination of Marketing One as a participating employer, certain plan assets in the amount of $2,295,656 were transferred from the Plan to an unaffiliated qualified plan for the benefit of Marketing One employees during 1994.

      Administration of the Plan - The trustee of the Plan is First Union National Bank of North Carolina ("FUNB"). FUNB also assists the Sponsor in its administration of the Plan. Although certain administrative functions are performed by officers or employees of the Sponsor, no such officer or employee receives compensation from the Plan. FUNB administrative and trustee fees are paid by the Sponsor. Such fees were $46,910 and $35,487 for the years ended December 31, 1995 and 1994, respectively.

      Plan Funding - Eligible participants may voluntarily defer from 1% to 10% of their basic compensation, as defined by the Plan, not to exceed a set dollar amount determined by law. Employee after-tax contributions are not permitted. Eligible participants are permitted to make rollover contributions at the discretion of the Advisory Committee responsible for plan administration (the "Committee"). The Sponsor funding consists of a matching contribution of 50% of the first 6% of a participant's compensation that has been deferred into the Plan. Additionally, prior to January 1, 1996, a discretionary profit sharing contribution was made to each employee's account (see Note 3). For the years ended December 31, 1995 and 1994, the Board of Directors approved profit sharing contributions of 2.50% and 2.25%, respectively, of the employee compensation.

      Vesting - Participants are fully vested in the compensation that they defer into the Plan, the Sponsor matching contributions, and the related investment earnings on those deferrals and contributions. Participants become 100% vested in the Sponsor profit sharing contributions to their account and the related investment earnings upon completion of 5 years of service, upon reaching the normal retirement age, upon death, or upon disability. Partial vesting is provided for participants with less than 5 years of service.

      Forfeitures - The non-vested portion of a participant's account is forfeited upon termination of employment with the Sponsor. The Plan provides for partial restoration of forfeitures for those participants meeting certain service requirements. Forfeitures of unvested amounts are treated as reductions of the Sponsor's matching contributions otherwise made for the plan year following the plan year in which the forfeiture occurs.

      Withdrawals from the Plan - Distributions from the Plan upon retirement, termination or death are paid to the participant in a lump sum or in installments. Participants may also borrow up to fifty percent of their vested balance. Such loans must be made for at least $1,000 and the maximum aggregate dollar amount of loans outstanding to any participant may not exceed $50,000. Withdrawals may also be made for certain financial hardships as defined by the Plan.

      Participant Accounts - A separate account is maintained by the Plan administrator for each participant. These account balances are adjusted at the end of each pay period for the amount of the participant's compensation deferral and the matching sponsor contributions. Investment income or loss and other additions or deductions are credited to the participant's account quarterly.

      Termination of the Plan - Although the Sponsor has not expressed any intent to do so, they have the right to terminate the Plan at any time, subject to Plan provisions. Upon such termination of the Plan, the vested account balance of each participant in the Plan will be distributed to such participant at the time prescribed by the Code.

         Investment Options - A participant may direct employee contributions to any of the following investment funds:

         Common Trust Fund - Enhanced Stock Fund II ("Enhanced Stock Fund II") - Contributions are invested in a diversified portfolio of common stocks.

         Common Trust Fund - Stable Investment Fund II ("Stable Investment Fund II") - Contributions are invested in guaranteed investment contracts and bank investment contracts as well as traditional money market securities.

         Common Trust Fund - Evergreen Money Market Fund ("Evergreen Money Market Fund") - Contributions are invested in common and preferred stock, U.S. government securities, investment grade corporate bonds and money market instruments. Previously the fund was called First Union Money Market Fund II.

         Integon Stock Fund - ("Integon Stock Fund") Contributions are invested and reinvested exclusively in the common stock of Integon Corporation.

      Income Taxes - The Plan obtained its latest determination letter on December 29, 1992, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. No provision for income taxes has been provided.

      Participants in the Plan are not liable for federal income taxes on amounts allocated to their accounts resulting from employer contributions or investment income until such time as withdrawals are made.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Method of Accounting - The financial statements are prepared in accordance with generally accepted accounting principles.

      Valuation of Investments - Investments consist of unit shares in the common trust funds listed in Note 1 and the common stock fund of Integon Corporation. These investments are stated at fair value, which has been determined by the trustee based on the unit values of the funds. Unit values are determined by the organization sponsoring such funds by dividing that fund's net assets by its units outstanding at the valuation date. Contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of each transaction by the unit value as last determined, and the participants' accounts are charged or credited with the number of units.

3.    PLAN AMENDMENTS

      In October 1994, the Board of Directors of Integon Services approved an amendment to allow employees of Bankers and Shippers to participate in the Plan and receive credit for their years of service with Bankers and Shippers.

      In December 1994, the Board of Directors of Integon Services approved an amendment to the Plan retroactive to January 1, 1994. The amendment imposes a $150,000 annual compensation limit in accordance with the Omnibus Budget Reconciliation Act of 1993.

      In July 1995, the Board of Directors of Integon Services approved an amendment to terminate Integon Life as a participating employer in the Plan. All employees of Integon Life who were participants in the Plan became 100% vested and nonforfeitable in their accounts in the Plan.

      In November 1995, the Board of Directors of Integon Corporation approved an amendment, effective January 1, 1996, to restate the plan as a single-employer plan due to the termination of Marketing One and Integon Life as participating employers and to delete the profit-sharing component of the Plan.

4.    INVESTMENT OPTIONS UNIT VALUES

      The following is a summary of the unit values of investment options for the years ended December 31, 1995 and 1994:


                                                                                 1995
                                                ---------------------------------------------------------------------
                                                   March 31              June 30        September 30      December 31
                                                   --------              -------        ------------      -----------
      Enhanced Stock Fund II                    $  27.62959         $   30.12867       $  32.33062      $   34.30168

      Stable Investment Fund II                    13.76067             13.97799          14.17279          14.38687

      Evergreen Money Market Fund                   1.13986              1.15613           1.17165           1.18737

      Integon Stock Fund                           14.91555             18.40428          19.33946          22.64579

      Loan Fund                                     1.00000              1.00000           1.00000           1.00000




                                                                                 1994
                                               ---------------------------------------------------------------------
                                                   March 31              June 30        September 30      December 31
                                                   --------              -------        ------------      -----------


      Enhanced Stock Fund II                    $  23.71688         $   24.00715      $   25.01360      $   25.02871

      Stable Investment Fund II                    13.05187             13.20425          13.37487          13.55999

      First Union Money Market Fund II              1.09233              1.10180           1.11300           1.12540

      Integon Stock Fund                           21.34247             19.79082          20.19432          14.74225

      Loan Fund                                     1.00000              1.00000           1.00000           1.00000


5.    SUBSEQUENT EVENT

      Effective February 1, 1996, the investment options of the Plan were expanded to offer the participants of the Plan the following investment options: Stable Investment Fund II, Evergreen Foundation, Enhanced Stock Fund II, Templeton World, Fidelity Low-Priced Stock, and Integon Stock. The Evergreen Money Market Fund was frozen effective February 1, 1996. All participants were informed to transfer their account balances from the Evergreen Money Market Fund to another investment by June 30, 1996 or the plan will automatically default to the Stable Investment Fund II on July 1, 1996.

THE INTEGON EMPLOYEES' RETIREMENT SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT DECEMBER 31, 1995
- -----------------------------------------------------------------------------------------------------------------

                                            DESCRIPTION OF INVESTMENT
                                            INCLUDING MATURITY DATE,
                                                RATE OF INTEREST
IDENTITY OF ISSUE, BORROWER,                   COLLATERAL, PAR OR                                      CURRENT
LESSOR, OR SIMILAR PARTY                         MATURITY VALUE                   COST                  VALUE
- ---------------------------                 ------------------------          ------------           ------------

First Union National Bank of
   North Carolina:

   Enhanced Stock Fund II                        251,949.44 units             $ 6,318,613            $ 8,642,289

   Stable Investment Fund II                     388,048.63 units               5,015,615              5,582,805

   Evergreen Money Market Fund                 1,548,165.80 units               1,703,591              1,838,246

Integon Stock Fund                                31,163.58 units                 573,010                705,724

Participant Loans                                       7% to 10%                       0                439,292


THE INTEGON EMPLOYEES' RETIREMENT SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1995
- ------------------------------------------------------------------------------------------------------------------------------------


SERIES TRANSACTIONS INVOLVING AN AMOUNT IN
EXCESS OF 5 PERCENT OF THE CURRENT VALUE OF
PLAN ASSETS AT THE BEGINNING OF THE YEAR

                                                                                                 CURRENT VALUE OF
                                                                                                     ASSET ON
IDENTITY OF PARTY INVOLVED/                         PURCHASE         SELLING          COST         TRANSACTION
DESCRIPTION OF ASSET                                 PRICE            PRICE         OF ASSET          DATE            NET GAIN
- --------------------                                --------         -------        --------      ------------        --------

FIRST UNION NATIONAL BANK
   OF NORTH CAROLINA:

Purchase Transactions:
   Enhanced Stock Fund II                        $  2,655,157                                      $   2,655,157
   Stable Investment Fund II                        1,899,130                                          1,889,130
   Evergreen Money Market Fund                        804,343                                            804,343


Sale Transactions:
   Enhanced Stock Fund II                                        $  1,000,419      $    806,591                           $ 193,828
   Stable Investment Fund II                                        1,205,676         1,106,638                              99,038


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized, on June 28, 1996.



                                  The Integon Employees' Retirement Savings Plan



                                    /s/              Ric Mundorf
                                    --------------------------------------------
                                                     Ric Mundorf
                                            Vice President/Consultant
                                            First Union National Bank of
                                                     North Carolina